July 27, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, DC 20549

Attention: Alan Campbell

Re:	Zentalis Pharmaceuticals, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Zentalis Pharmaceuticals, Inc. (the “Registrant”) dated July 27, 2020. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time, on Wednesday, July 29, 2020, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

JEFFERIES LLC

SVB LEERINK LLC

As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dirks
Name:	Kalli Dirks
Title:	Executive Director

JEFFERIES LLC

By:	/s/ Michael Brinkman
Name:	Michael Brinkman
Title:	Managing Director

SVB LEERINK LLC

By:	/s/ Gabriel Cavazos
Name:	Gabriel Cavazos
Title:	Managing Director